Exhibit (a)(1)(K)

For Immediate Release:

          AMAZING SAVINGS HOLDING LLC ANNOUNCES RESULTS OF TENDER OFFER
                       FOR SHARES OF ODD JOB STORES, INC.


                     Mountainville, NY and South Plainfield, NJ - (Business
Wire) - July 17, 2003. Amazing Savings Holding LLC ("AMAZING SAVINGS") and Odd Job Stores, Inc. (NASDAQ ODDJ) ("ODD JOB") today announced the results of the tender offer (the "OFFER") by Amazing Savings to purchase up to 96% of the outstanding common shares of Odd Job at a cash price of $3.00 per share.

                     As of the expiration of the Offer, Amazing Savings has accepted for purchase and payment all of the Odd Job common shares that were validly tendered and not properly withdrawn in accordance with the terms of the Offer. The depositary for the Offer has advised Amazing Savings and Odd Job that, as of the expiration of the offering period of the Offer at 8:00 am, New York City time, on Wednesday, July 16, 2003, an aggregate of 8,184,704 Odd Job shares were tendered to Amazing Savings pursuant to the Offer, representing approximately 90% of the Odd Job shares outstanding.

                     ABOUT AMAZING SAVINGS. Amazing Savings is a Delaware limited liability company, which directly or indirectly owns and operates an upscale close-out retail business. Amazing Savings commenced operations in 1988. Amazing Savings' slogan is "quality close-outs at amazing prices." Amazing Savings operates fourteen (14) stores in New York, New Jersey and Maryland.

                     ABOUT ODD JOB. Odd Job is a major regional closeout retail business. It currently operates a chain of 74 closeout retail stores in New York, New Jersey, Pennsylvania, Connecticut, Delaware, Ohio, Michigan and Kentucky.



CONTACT:   Amazing Savings Holding LLC       Odd Job Stores, Inc.
           Moshael Straus                    Edward Cornell
           (845) 534-1000                    Executive Vice President and Chief
                                             Financial Officer
                                             (908) 222-1000